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                            July 13, 2022

       Chai Shouping
       Chief Financial Officer
       PetroChina Company Limited
       9 Dongzhimen North Street
       Dongcheng District, Beijing 100007
       The People's Republic of China

                                                        Re: PetroChina Company
Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response dated
April 29, 2022
                                                            File No. 001-15006

       Dear Mr. Shouping:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Risk Factors, page 7

   1. Your response to prior comment 1 states that you have presented the disclosures regarding the risks relating to
being based in and having the majority of your operations in China among the first items
in the Risk Factor section of your Form 20-F for 2021. However, it appears that these
disclosures are presented throughout the Risk Factor section of your
                                                        Form 20-F. Consistent
with our prior comment, please further revise the manner in which you present risk
factors, including those related to potential changes in the legal environment and
regulatory requirements in China, the Chinese government as your controlling
shareholder, the use of an auditor who is not inspected by the PCAOB, and the enforceability of
securities law liabilities against your officers and directors.
 Chai Shouping
FirstName
PetroChinaLastNameChai  Shouping
            Company Limited
Comapany
July       NamePetroChina Company Limited
     13, 2022
July 13,
Page  2 2022 Page 2
FirstName LastName
2. Your response to prior comment 2 appears to address the designation of the energy sector
         as a national security interest of The People   s Republic of China in
the context of
         protecting the security of energy data. However, it appears that expanded disclosure should be provided regarding the designation of the energy sector as a national security interest more generally (i.e., the scenario where foreign investment is deemed to impact or
         potentially impact the national security of The People   s Republic of
China). Your revised
         disclosure should explain the effect that this type of designation would have on your operations and ability to transfer capital out of China or enter into business transactions with non-Chinese parties along with the impact this would have on your ADSs.
Risks Related to Government Regulation, page 7

3. We note the revised disclosure provided regarding the Provisions on the Administration of
         Overseas Securities Offering and Listing of Domestic Companies (Draft for Comments)
         (the    Draft Overseas Listing Provisions   ). Please revise to
broaden your disclosure
         regarding risks associated with the energy sector, including as it relates to the risks of new rules and regulations and potential limits on foreign ownership (i.e., where the business activities you conduct fall into a sector deemed to be a national security interest or a sector where foreign investment is otherwise prohibited). This disclosure should explain the impact this would have on your ability to conduct your business, accept foreign investments, or maintain your listing on a U.S. or other foreign exchange.
4. We note your response to prior comment 9. Although, as noted in your response, you do not use a variable interest entity structure, disclosure describing how cash is transferred through your organization should be provided. As noted in our prior comment, this disclosure should quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, including the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your risk factor disclosure should make clear whether transfers, dividends, or distributions have been made to date.
         Please ensure that your revised disclosure addresses each element of prior comment 9. For example, while your response states that you have distributed dividends to your shareholders over 40 times and have not experienced any restrictions, your revised disclosure should include a description of any restrictions and limitations on your ability to distribute earnings, including with regard to your subsidiaries and U.S. investors.

         In addition to the above, please expand the disclosure on pages 15-16 of your Form 20-F to better explain how the requirements of the Chinese government with respect to foreign exchange transactions may affect your ability to fund your operations outside of China.
         Your revised disclosure should be specific with regard to the effect of restrictions that could be imposed on your international businesses related to foreign exchange transactions, especially if you do not hold sufficient amounts of currencies other than the
         Renminbi. In addition, as most of your revenues are received in Renminbi, clarify the
 Chai Shouping
FirstName
PetroChinaLastNameChai  Shouping
            Company Limited
Comapany
July       NamePetroChina Company Limited
     13, 2022
July 13,
Page  3 2022 Page 3
FirstName LastName
         extent to which your ability to meet your financial obligations denominated in other currencies may be constrained.
5. We note your revised disclosure regarding potential changes in the legal environment and regulatory requirements in the countries in which you operate. However, it does not appear that you specifically refer to actions that the Chinese government could take to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Please revise to provide this type of disclosure.
Risks Related to Audit Reports Prepared by an Auditor who is not Inspected by the Public
Company Accounting Oversight Board, page 19

6. We note the disclosure stating that you could be on the list of issuers identified by the
         Commission as subject to the Holding Foreign Companies Accountable Act
(   HFCAA   ).
         Please revise to state that you have been included in the list of issuers identified under the
         HFCAA. In addition, within your filing, provide more prominent disclosure regarding your identification as an issuer on this list.
7. The revised disclosure provided in response to prior comment 13 states that because the
         PCAOB is unable to assess the compliance of your independent registered public accounting firm according to applicable U.S. laws and professional standards, investors
         may lose confidence in your financial statements and reports    to a
certain extent.    As it is
         not clear what factors would limit the loss of investor confidence in your financial statements and reporting in this circumstance, please remove the statement regarding the extent to which investors could be affected.
Information on the Company
Exploration and Production
Oil-and-Gas Properties, page 32

8. Please expand the disclosure of your productive wells, developed acreage, and undeveloped acreage to present the gross and the net figures for each of these items. To the extent that the figures for the gross and the net number of wells and the acreage amounts are identical, expand your disclosure to clarify and explain why the figures represent both your net and gross wells and acreage to comply with Items 1208(a) and (b)
         of Regulation S-K.
Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page F-76

9. Please expand the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for the proved properties to comply with FASB ASC 932-235-50-36.

         If the abandonment costs, including such costs related to proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2021,
 Chai Shouping
PetroChina Company Limited
July 13, 2022
Page 4
         2020 and 2019, please explain to us the rationale for excluding these costs from the calculation of the standardized measure.
Exhibit Number 15.4 Reserves Report for the Year Ended December 31, 2021 Prepared by GLJ
Petroleum Consultants, page 119

10.      The reserve report disclosure, under the section entitled
Independent Petroleum
         Consultant   s Consent,    includes a statement indicating the revenue
projections presented
         in the report are based in part on forecasts of market prices, currency exchange rates, inflation, and market demand. Rule 4-10(a)(22)(v) requires the estimates of proved reserves to be determined using existing economic conditions, excluding escalations based upon future conditions. If the estimates, including estimates of the quantities and associated values presented in Exhibit 15.4, do not fulfill the requirements under Rule 4-
         10(a)(22)(v) of Regulation S-X, please revise the report as necessary. If the estimates were prepared using existing economic conditions, obtain and file a revised report to remove language to the contrary.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding the engineering comments.



FirstName LastNameChai Shouping                                Sincerely,
Comapany NamePetroChina Company Limited
                                                               Division of
Corporation Finance
July 13, 2022 Page 4                                           Office of Energy
& Transportation
FirstName LastName